May 11, 2015

Ms. Sharon Blume

Mr. Mark Brunhofer

Mr. Jim B. Rosenberg

Division of Corporation Finance

Securities and Exchange Commission

100F Street, NE

Mail Stop 7010

Washington, DC 20549

U.S.A.

Re:                 iKang Healthcare Group, Inc.

Form 20-F for the Fiscal Year Ended March 31, 2014

Filed July 25, 2014 and Amended July 31, 2014

File No. 1-36403

Dear Ms. Sharon Blume, Mr. Mark Brunhofer and Mr. Jim B. Rosenberg,

We provide the following responses to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC”) dated April 28, 2015 with respect to the Form 20-F for the fiscal year ended March 31, 2014 of iKang Healthcare Group, Inc. (the “Company”), which was filed on July 25, 2014 (the “2013 20-F”). For your convenience, the italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below following each such paragraph is the Company’s response to the Staff comments.

Notes to Consolidated Financial Statements

Note 11: Bank Borrowings, page F-46

1.              We acknowledge your response to previous comment 2. Please provide us proposed revised disclosure to be included in future Forms 20-F that further describes your “Pledge Overseas Borrow Locally” transactions in China. This should include, but is not limited to, the reason(s) for the transactions, the various entities involved, the terms, collateral requirements and how these arrangements accommodate the Company’s cash needs in different currencies using its own cash balances.

The Company respectfully advises the Staff that it will make further disclosure in its future annual reports on Form 20-F in describing its “Pledge Overseas Borrow Locally” transactions under footnote 11 “Bank Borrowings” of the consolidated financial statements as follows:

“As the Group has considerable cash and cash equivalents denominated in U.S. dollars in overseas accounts, the Group from time to time enters into “Pledge Overseas and Borrow Locally” transactions in China to meet its RMB funding needs, which is primarily to purchase fixed assets with cash within China.

The parties to the transaction are typically one of the Group’s domestic entities, one of the Group’s overseas subsidiaries, and a bank which can offer services for both bank accounts onshore and offshore. The principal terms of the arrangement include the interest, the term of the loan which is typically one year, and the requirement of collateral in the form of a fixed deposit. Under this type of transaction, the Group receives RMB locally, and has a pledged asset in the form of a fixed deposit denominated in U.S. dollars or other currencies with an overseas bank account. The pledged deposit is recognized by an entity within the Group that is domiciled outside of the PRC, while a PRC entity within the Group borrows RMB. Banks which offer both overseas and PRC bank account services provide this type of arrangement to accommodate PRC companies which are in need of RMB in a timely manner. The Group pays interest on the loan as well as certain transaction fees while it earns interest income from the fixed deposit in the overseas account at a rate similar to comparable investments. The Group’s domestic entity repays the RMB loan at the scheduled repayment dates.  The restricted cash balance is not released proportionally to loan repayments.

Beginning in February 2015, the Group started to utilize a new government policy in China for the Group’s currency conversion needs so that the Company can gradually convert and reserve RMB balances to support its future expansion. As a result, the Group may gradually reduce its “Pledge Overseas Borrow Locally” transactions in the future.”

Should you have any questions regarding the foregoing or require additional information, please contact me at fax number (86-10) 5320-6689 or email address luke.chen@ikang.com, Mr. Li He of Davis Polk & Wardwell LLP at telephone number (86-10) 8567-5005 or email address li.he@davispolk.com or Mr. Terrence R. O’Donnell of Davis Polk & Wardwell LLP at telephone number (852) 2533-3376 or email address terrence.odonnell@davispolk.com.

Sincerely,

By:	/s/YANG CHEN
Name: Yang Chen
Title: Chief Financial Officer

Cc: Li He, Davis Polk & Wardwell LLP